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SECURITI[illegible] 06003362 [illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52768

AB 3/13

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IAT Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Seery (212) 223-9331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

MAR 0 1 2006 WASH., D.C.

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I Robert Seery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IAT Markets, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

NELLIE L. LEWIS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LE6080109
QUALIFIED IN KING'S COUNTY
COMMISSION EXPIRES SEP 9, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Member' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IAT Markets, LLC
150 East 52nd Street
New York, NY 10022

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

****

IAT MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 19,518
Prepaid Expenses	935
	$ 20,453

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 9,750
Member's equity	10,703
	$ 20,453

The accompanying notes are an integral part of this financial statement.

IAT MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

IAT Markets, LLC (the "Company") was organized on July 19, 2000 and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is authorized to act as an introducing broker in the trading of debt and equity securities on a "give-up" basis. The Company will not hold customer funds or safe keep customer securities.

The Company was not actively engaged as a broker-dealer during the year ended December 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

The Company considers all highly liquid investments with maturities of less than three months when purchased to be cash equivalents.

Capital Contributions:

The sole member, International Asset Transactions, LLC intends to infuse sufficient working capital to meet operational shortfalls and continued compliance with minimum net capital requirements. During the year ended December 31, 2005, the sole member contributed $23,497 of additional capital. (See Note 3)

Income Taxes:

As a limited liability company, the Company is not itself liable for federal or state income taxes. The member is responsible to report separately the distributive share of member income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the member to meet its future income tax liabilities will not significantly affect the financial condition of the Company.

3. RELATED PARTY:

The Company entered into an expense sharing agreement with its sole member, International Asset Transactions, LLC. Pursuant to the agreement, the sole member contributed capital to the Company in the amount of $23,497.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2005, the Company had net capital of $ 9,768, which was $ 4,768 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $9,750 and its ratio of aggregate indebtedness to net capital was 1.00 to 1.

5. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, will clear all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

****

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission

****

INDEPENDENT AUDITORS' REPORT

To the Member
IAT Markets, LLC

We have audited the accompanying statement of financial condition of IAT Markets, LLC (the "Company") (a limited liability company) as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of IAT Markets, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 10, 2006